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Ricky Jackson
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Once when job is closed
CONTRACTOR PLUS
JUSTIN SMITH
CEO
ROSHAN SETHIA
CTO
RYAN PINEDA
ADVISOR
BRANDON SCHLICHTER
ADVISOR

PITCH VIDEO INVESTOR PANEL

INVEST IN **CONTRACTOR+**

The All-In-One App For Contractors

LEAD INVESTOR



Ethan Logan Strategic Investor

I'm not just investing in Contractor Plus – I'm investing in Justin. He's demonstrated an extreme willingness to do whatever it takes to prime his company for extreme growth, and of the many CEOs that come my way on a regular basis, Justin has undoubtedly stood out with his knowledge, passion, and determination to succeed. With a very high degree of confidence, I believe Contractor+ is a smart bet. These guys are the real deal, and with the right financial backing, I'm confident they're going to be unstoppable.

Invested $40,000 this round

contractorplus.app Orlando FL Technology B2B SaaS Mobile Apps

Highlights

1. Bootstrapped to $180k+ in revenues, $12k+ MRR, 20,000+ users, 540+ PAYING CUSTOMERS!

2. Integrations with WePay, NEXT, CompanyCam, Thumbtack, Zapier & Industry Leading Solutions

3. Strategic Network Effects to gain significant share of FSM & Contractor Software Market

4. Field Service Management software market has a 19% CAGR.

5. Noteworthy advisors including Ryan Pineda, Brandon Schlichter and Mike Demler.

Our Team



Justin Smith CEO

Justin grew up working with his mother, who's a licensed contractor. Started his career as a web developer. He grew a property management & maintenance company from 15 properties to 750+ properties under management and $2m ARR.

I recognized the need for a solution like this while managing 800 properties and operating a handyman company. I grew up with a mother who's a licensed contractor.



Roshan Sethia CTO

Roshan has managed a team of 25+ designers, developers and IT professionals for over 10 years. He has launched two successful software applications, one with Justin, in 2013. He and Justin met in 2009 and have collaborated daily since.



Ryan Pineda Strategic Advisor

Ryan has flipped over 550 properties and owns over 500 rentals. He has an intimate understanding of how contractors and REI's network. He now advises and educates real estate entrepreneurs and creators through Future Flippers and Wealthy Creator.



Brandon Schlichter Strategic Advisor

Brandon is well known as the creator behind Investment Joy, with a collective 5.5m followers in the real estate and investment niche. He has 170+ doors and 5 successful businesses, including laundromats, car washes, and even the local newspaper!



Michael Fied President, Contractor+ Websites

Michael is a tried and true entrepreneur. He leads a team of 9 highly proficient web designers and front-end developers. The Contractor+ Websites team services hundreds of satisfied contractors and multiple Fortune 500 companies.



Akash Parmar Senior PHP Developer

Akash has a B.A. In Engineering from University of Mumbai. He's a highly skilled PHP developer, and fluent in nearly every relevant computer language. He leads our bi-weekly "Akash's Mid-Day Mindfulness Meditation Sessions"



Ketan Sakulkar Senior Android Developer

Ketan has worked as an Android Application Developer for the last 7 years. He has a degree in Engineering and is working on his MBA. His hobbies include building robots, high-tech gadgets, adventure puzzles & all the pleasures nature has to offer.



Priyanka Mhatre Senior PHP Developer

Priyanka is an expert level PHP developer with over 10 years of experience. In her personal life she loves reading books and spending time with her husband Sachin and their 5 year old son Shrey.



Shivam Srivastava Senior iOS Developer

Shivam joined the Contractor+ team with over a decade of experience in objective programming. He's an iOS wizard, having mastered Swift and C#. Shivam also has a knack for usability and product, which is rare to find in developers.



Nikhil Labde Digital Marketing Manager Aka. "The Dude"

Graphic design, administrative assistant, SEO, customer success, order fulfillment. Nikhil is wearing many hats, helping us grow this business. He's also the company jester. He's always got a quick witted joke or meme to share.



Aradhana Panda Senior QA Analyst (Automation Testing)

Aradhana joined Contractor+ with nearly a decade of experience in Quality Assurance. Her primary area of focus is automation testing, helping make sure things don't break when we ship future updates and new features.



Prathamesh Kambli Senior QA Analyst (Manual Testing)

Prathamesh is working as a full time manual QA tester, testing every new feature we ship on dozens of devices. In his free time he loves playing chess.



Tyler Sherman Events Coordinator & Public Relations

Tyler has over 15 years of experience in real estate, directly working with and managing contractor relationships. He books noteworthy guests for countless well-known podcasts. He's currently serving Contractor+ part time assisting with events and PR



Eric Davis Social Media Manager

Eric's profession is making people famous on social media. He works with nearly a dozen financial and real estate creators. He and his team handles the ideation, production, post-production and scheduling for maximum growth.



Robert Posey Sales & Growth Advisor

Robert has a background in construction and has a fierce passion for sales. He's directly responsible for over $12M in sales in the last 3 years. His expertise is in the recruitment, placement, training, and management of highly skilled closers.

Pitch




Contractor+
The #1 App Every Contractor Needs
Google Play
Apple Store
Capterra
GetApp
Software Advice.

OUR TEAM

The Contractor+ team is led by two full time Co-Founders, CEO Justin Smith and CTO Roshan Sethia.

They have 10+ full time employees.



JUSTIN SMITH
CEO



ROSHAN SETHIA
CTO

RYAN PINEDA
ADVISOR



BRANDON SCHLICHTER
ADVISOR



EARLY TRACTION & KPI's

Beta Launched in July 2020..

DAILY SIGNUPS 30+	**FREE USERS** 20,000+	**PAYING USERS** 540	**MAU'S** 2,400
MOF CONVERSION 2.4%	**MRR** $12,400	**LTV** $1,176	**NET CHURN** 4%
	CAC $51.52	**ROAS** 2283%	

We just started experimenting with paid customer acquisition.
This data set is limited to one channel and based on LTV, not immediate revenue.
Will be working to identify the most profitable CA channels.

THE PROBLEMS WE'RE SOLVING

Contractors are great at fixing and building things but they're terrible at running their business.

They forget to follow up.

They lack professionalism.

They lack organization.

Their books are a mess or non-existent.

They don't know how to get new clients & scale.

They don't know how to attract & retain quality talent.

More importantly, no existing solution truly addresses the way contractors collaborate and network with one another.



Contractors may work for themselves this week and work as a sub for someone else next week. No existing solution facilitates proactive networking, collaboration and referrals for contractors.

OUR SOLUTION!



ONE APP

Everything Contractors Need.

- Industry standard CRM for Leads, Clients, Subs & Vendors
- End-To-End Job / Project Management
- Custom Workflows & Automations
- Effective Collaboration With Other Contractors
- Business Growth Education & Mentorship
- Marketing, Referrals & Lead Generation Services

Contractor+ helps contractors UNITE their teams, IMPRESS their clients and GROW their businesses.



MARKET OPPORTUNITY

TAM

$11.3B

Fields Service Management Software
Contractor Management Software
Inventory Management Software
On-Demand Staffing Platform

SAM

$876M

U.S. Field Service
Contractor Employees

SOM

$120M

19.2% CAGR to 2027

COMPETITIVE LANDSCAPE



LOW COST
HIGH COST
LESS BENEFITS
MORE BENEFITS
We're positioning ourselves as the most well-rounded and cost-effective solution with the greatest network effects and benefits to the end user.
ContractorTools
JOIST
FIELDWIRE
FieldEquip
a division of bursys
COCONSTRUCT
CONTRACTOR PLUS
fieldcode
STACK
FieldEdge
FieldPulse
FieldAware
JOBBER
Housecall Pro
BUILDERTREND
simPRO
Service Fusion
WORKIZ easy
PROCORE
ServiceTitan

PRODUCT



Reid's Handyman Service
REID HANDYMAN, INC.
1618 Camerbur Drive
Orlando, FL 32805
(407) 555-5555
info@reidhandyman.com
Nicole R.
Manager
REIDHANDYMAN
POST INSPECTION
Post Job# 53584
Date 11/10/19
Client Name / Company
9535 Riverside Ave.
Moncks Corner, SC 29461
LIVING ROOM
01. Fix the Hole on the Wall
Completed
BEFORE PHOTO
AFTER PHOTO
Notes: NONE
02. Replace the Broken Door Handle
Completed
BEFORE PHOTO
AFTER PHOTO
ABCD : NONE
KITCHEN
03. Fix the Tap on left side
Completed

Contractor+ streamlines the entire process flow for field service contractors from the beginning to end of every project.

We help home remodeling contractors and handyman companies get organized and strengthen relationships with their clients and their colleagues.

Contractor+ Is Providing The Following Solutions:

- **Leads Manager & CRM** — Track Your Leads & Clients
- **Truly Itemized Estimates** — 5m+ Built-In Supply Prices & AI
- **Invoicing & Payments** — Contractor+ Payments (Chase)
- **Job Scheduling** — Manage Multiple Jobs In Parallel
- **Post-Inspection Reports** — One Report With Before & Afters
- **Contracts & E-Signatures** — Lawyer Drafted Client Agreements
- **Tool & Equipment Library** — Track tools with BLE Tool Tags™
- **In-Network Referrals** — Contractors Earn $ To Refer Each Other
- **Time & Mileage Tracking** — (Track & verify your workers hours)
- **Accounting Automation** — Sync with QuickBooks Online
- **Sub-Contractor Mgmt.** — Full Compliance & Collaboration
- **Property Mgmt. Integrations** — Pipe-in work orders from PM's

BUSINESS & REVENUE MODEL

Contractor+ App is FREE(mium) via download on Android and iOS, and on any PC via the web interface.


1:30
Supplies
SUPPLIERS
SUPPLIES
Contractor+ Suppliers
500,000+
Home Depot
Lowes
Menards
Ace Hardware
Fastenal
Grainger
HDsupply
White Cap
My Suppliers
1 Supply
Others

Base Subscription Pricing:

PRO	ULTIMATE
$29/User/Month	$49/User/Month



Additional Revenue Sources:

- Financing & Funding
- Bluetooth Tool Tags™
- Payment Facilitation
- Contractor Branding & Websites
- Lead Generation
- Insurance Referrals

Future Revenue Sources:

- Training / Certification Programs
- Contractor Referral Network
- Contractor Job Board (Staffing)

We've forecasted $100M+ARR by 2027